UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Loma Negra Reports 1Q20 results

Buenos Aires, May 11, 2020 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three month period ended March 31, 2020 (our “1Q20”).

The Company is reporting results of its subsidiaries by applying International Accounting Standards 29 – IAS 29 (Financial Reporting in Hyperinflationary Economies) (“IAS 29”).

1Q20 Key Highlights

◾	Net revenue decreased 29.6% YoY to Ps.7,765 million (US$122 million), mainly reflecting lower economic activity and the impact of the Covid-19 pandemic
◾	Consolidated Adjusted EBITDA down 17.9% YoY to Ps.2,602 million (US$42 million
◾	Consolidated Adjusted EBITDA margin expanded by 479 basis points YoY from 28.7% to 33.5%, mainly explained by margin expansion of high margin cement segments
◾	Net Debt /LTM Adjusted EBITDA ratio of 1.26x from 0.89x in 1Q19, and 0.86x in FY19

The company has presented certain financial figures Table 1b and Table 11 below in U.S. dollars and Pesos without giving effect to IAS 29. The company has prepared all other financial information herein by applying IAS 291.

Commenting on the financial and operating performance for the first quarter of 2020, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “In this unprecedented Covid-19 situation, we are proud of the resilience and ingenuity showed by our people to avoid the obstacles faced and to keep on contributing running the business.

2020 started with some headwinds, particularly related with the fragile macro-economic situation of the country and a rampant recession. By the end of the quarter the Corona Virus pandemic outbroke, bringing additional challenges to the already adverse background.

 In this context, Cement demand in Argentina in the First quarter contracted around 29% YoY. Our top line for the quarter decreased also around 30% year-on-year to 7.8 billion pesos, and our adjusted EBITDA declined by 17.9%, still we were able to expand margins by 479 basis points to 33.5%, mainly reflecting rigorous focus in cost control and our commitment to maintaining a high productivity and healthy profitability levels. Our core Argentine cement business remained the principal factor behind these margin expansion.

As we announced, on March 20, and in compliance with the government declaration of a wide-ranging lockdown, we temporarily suspended our production facilities and the L´Amalí Expansion project. During this situation, we have intensified our efforts to securing working capital needs, tightening fixed cost structure, and reformulating our capital expenditure priorities.

After the first week of April we resume production and dispatches of cement, with the adoption of new sanitation protocols. As of today, and after governmental permits were granted, L´Amalí expansion works have resumed.

Still, the speed or breadth of a demand recovery is yet to be proven, and we remain alert and cautious regarding the evolution of the crisis.”

1)
Table 1b and Table 11-- Figures in US dollars result from the calculation of figures expressed in Argentine pesos and the average exchange rate for each reporting period (figures exclude the impact of IAS 29)

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2020	2019	% Chg.
Net revenue	7,765	11,034	-29.6%
Gross Profit	2,366	3,182	-25.6%
Gross Profit margin	30.5%	28.8%	+164 bps
Adjusted EBITDA	2,602	3,169	-17.9%
Adjusted EBITDA Mg.	33.5%	28.7%	+479 bps
Net Profit	881	1,583	-44.4%
Net Profit attributable to owners of the Company	857	1,504	-43.0%
EPS	1.4383	2.5237	-43.0%
Shares outstanding at eop	596	596	0.0%
Net Debt	14,562	7,281	100.0%
Net Debt /LTM Adjusted EBITDA	1.26x	0.89x	0.37x

Table 1b: Financial Highlights in Ps and in U.S. dollars
(figures exclude the impact of IAS 29)
In million Ps.	Three-months ended March 31,
	2020	2019	% Chg.
Net revenue	7,524	7,132	5.5%
Adjusted EBITDA	2,591	2,118	22.3%
Adjusted EBITDA Mg.	34.4%	29.7%	+474 bps
Net Profit	644	1,025	-37.1%
Net Debt	14,562	4,908	196.7%
Net Debt /LTM Adjusted EBITDA	1.26x	0.89x	0.37x

In million US$	Three-months ended March 31,
	2020	2019	% Chg.
Ps./US$, av	61.42	38.97	57.6%
Ps./US$, eop	64.47	43.35	48.7%
Net revenue	122	183	-33.1%
Adjusted EBITDA	42	54	-22.4%
Adjusted EBITDA Mg.	34.4%	29.7%	+474 bps
Net Profit	10	26	-60.1%
Net Debt	226	113	99.5%
Net Debt /LTM Adjusted EBITDA	1.26x	0.89x	0.37x

Overview of Operations

Sales Volumes

		Three-months ended March 31,
		2020	2019	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.00	1.37	-26.9%
Paraguay	MM Tn	0.13	0.15	-13.0%
Cement, masonry & lime total		1.13	1.52	-25.5%
Argentina:
Concrete	MM m3	0.08	0.26	-70.4%
Railroad	MM Tn	0.94	1.10	-14.9%
Aggregates	MM Tn	0.13	0.29	-56.0%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry and lime in Argentina during 1Q20 declined 26.9% to 1.00 million tons  reflecting the negative economic momentum and further impacted by the Covid-19 lockdown. As it has been observed in previous quarters, the bulk segment continued to suffer further than the bag segment, impacted by the halt in the execution in public and private infrastructure works. In Paraguay, sales volumes decreased in the first quarter to 0.13 million tons, or 13.0% when compared to a robust 1Q19 which had been boosted by major works. As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 25.5% YoY to 1.13 million tons.

Sales volumes in the Concrete segment and Aggregates in Argentina plunged 70.4% and 56.0% YoY, to 0.08 million m3 and 0.13 million tons, respectively, impacted primary by the halt in public and private projects execution.

Railroad segment volumes experienced a 14.9% decline versus the comparable quarter in 2019, affected by lower demand in almost every sector.

Review of Financial Results

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2020	2019	% Chg.
Net revenue	7,765	11,034	-29.6%
Cost of sales	(5,399)	(7,853)	-31.2%
Gross Profit	2,366	3,182	-25.6%
Selling and administrative expenses	(631)	(929)	-32.1%
Other gains and losses	45	(3)	n/a
Tax on debits and credits to bank accounts	(102)	(165)	-37.9%
Finance costs, net
Exchange rate differences	(170)	(239)	-28.7%
Financial income	16	37	-56.0%
Financial expenses	(426)	(299)	42.5%
Gain (loss) on net monetary position	124	301	-59.0%
Profit before taxes	1,222	1,886	-35.2%
Income tax expense
Current	(270)	(508)	-46.9%
Deferred	(72)	205	n/a
Net profit	881	1,583	-44.4%
Net majority income	857	1,504	-43.0%

Net Revenues

Net revenue decreased 29.6% to Ps.7,765 million in 1Q20, from Ps.11.034 million in the comparable quarter last year, mainly reflecting the negative economic momentum and further impacted by the Covid-19 lockdown.

Revenues in Cement, masonry and lime revenues in Argentina dropped 27.7% YoY primary as a result of the volume decline and marginally compensated by an increase in prices of 1%. Cement revenues in Paraguay decreased 13.5% YoY,  mainly reflecting the drop in volumes.

Concrete and Aggregate revenues plunged 73.6% and 67.1%, respectively, as both sales volumes and prices declined impacted mainly by the halt in public and private projects execution amid the negative economic context and the COVID-19 limitations. Railroad revenues decreased 24.9% YoY, impacted by lower sales volume and a drop in prices.

Cost of sales, and Gross profit

Cost of sales decreased 31.2% YoY reaching Ps.5,399 million in 1Q20, reflecting, lower volume sold, lower energy input costs, and previous fixed cost structure adequacy efforts.

Gross profit declined 25.6% YoY to Ps.2,366 million in 1Q20 from Ps.3,182 million in 1Q19, with gross profit margin expanding 164 basis points YoY to 30.5%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 1Q20 decreased 32.1% YoY to Ps.631 million, from Ps.929 million in 1Q19, reflecting lower sales volumes, and previous structure adequacy efforts. As a percentage of revenues, decreased by 29 basis points to 8.1% from 8.4%, with first quarter 2019 including some non-recurrent costs of structure adequacy.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2020	2019	% Chg.
Adjusted EBITDA reconciliation:
Net profit	881	1,583	-44.4%
(+) Depreciation and amortization	822	919	-10.5%
(+) Tax on debits and credits to bank accounts	102	165	-37.9%
(+) Income tax expense	341	302	12.9%
(+) Financial interest, net	322	232	38.5%
(+) Exchange rate differences, net	170	239	-28.7%
(+) Other financial expenses, net	88	30	195.3%
(+) Gain (loss) on net monetary position	(124)	(301)	-59.0%
Adjusted EBITDA	2,602	3,169	-17.9%
Adjusted EBITDA Margin	33.5%	28.7%	+479bps

Adjusted EBITDA decreased 17.9% YoY in the first quarter of 2020 to Ps.2,602 million, with Adjusted EBITDA margin expanding 479 basis points to 33.5% compared to 28.7% in 1Q19.

As previously reported, excluding the application of IAS 29, as shown on Tables 1b, Adjusted EBITDA increased 22.3% YoY in the first quarter of 2020, reaching Ps.2,591 million, with Adjusted EBITDA margin expanding 474 basis points to 34.4% compared to 29.7% in 1Q19.

Table 11, presenting financial Data by Segment excluding IAS 29, shows that Adjusted EBITDA for the Cement segment in Argentina increased during the first quarter 35.0% YoY and the margin expanded by 656 basis points to 38.3%. The Cement segment in Paraguay, reported a 23.0% YoY increase in Adjusted EBITDA while Adjusted EBITDA margin was 42.2%, contracting 245 basis points compared to the same period one year ago. In addition, the Concrete and Aggregate segments reported a negative Adjusted EBITDA of Ps.36.0 million and Ps.7.3 million, respectively, mainly as a result of a sharp decline in sales volume. Adjusted EBITDA for the Railroad segment declined by 57.0% in the first quarter of 2020, with Adjusted EBITDA margin of 3.8% contracting 626 bps to from the comparable period in 2019.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2020	2019	% Chg.
Exchange rate differences	(170)	(239)	-28.7%
Financial income	16	37	-56.0%
Financial expenses	(426)	(299)	42.5%
Gain (loss) on net monetary position	124	301	-59.0%
Total Finance Costs, Net	(456)	(199)	128.7%

During 1Q20, the Company reported a loss of Ps.456 million in total finance costs-net compared to a loss of Ps.199 million in the previous year first quarter, mainly due to a lower gain on net monetary position and higher financial expenses as a result of higher interest rates and debt position.

Net Financial expense increased by Ps.148 million to Ps.410 million.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 1Q20, decreased 44.4% to Ps.881 million from Ps.1,583 million in the corresponding quarter of the previous year. The effective tax rate was 27.9% in 1Q20  and 16.0% in the year-ago period.

Net Profit Attributable to Owners of the Company decreased 43.0% YoY, or Ps.647 million, to Ps.857 million in 1Q20. During the quarter, the Company reported earnings per common share of Ps.1.4383 and earnings per ADR of Ps.7.1916, compared with earnings per share of Ps.2.5237 and earnings per ADR of Ps.12.6185 in 1Q19.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,		As of December, 31
	2020	2019	2019

Total Debt	16,794	9,501	13,179
- Short-Term Debt	9,763	5,300	5,969
- Long-Term Debt	7,031	4,200	7,211
Cash and Cash Equivalents	2,232	2,220	2,767
Total Net Debt	14,562	7,281	10,412
Shareholders' Equity	32,379	29,020	31,615
Capitalization	49,173	38,520	44,794
LTM Adjusted EBITDA	11,514	8,157	12,080
Net Debt /LTM Adjusted EBITDA	1.26x	0.89x	0.86x

As of March 31, 2020, total cash and cash equivalents were Ps.2,232 million compared with Ps.2,220 million as of March 31, 2019. Total debt at the close of the quarter stood at Ps.16,794 million, composed by Ps.9,763 million in short-term borrowings, including the current portion of long-term borrowings (or 58% of total borrowings), and Ps.7,031 million in long-term borrowings (or 42% of total borrowings).

As of March 31, 2020, 41% (or Ps.6,965 million) in Argentine pesos, 39% (or Ps.6,557 million), Loma Negra’s total debt was denominated in U.S. dollars, 15% (or Ps.2,487 million) in Guaraníes, and 5% (or Ps.786 million) in Euros. The average duration of Loma Negra’s total debt was 1.1 years.

As of March 31, 2020, Ps.12,789 million, or 76%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.3,071 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.5,824 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.3,897 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 1.26x as of March 31, 2020 from 0.86x as of December 31, 2019 reflecting the use of funds in working capital needs and investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Three-months ended March 31, 2020 and 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	881	1,583
Adjustments to reconcile net profit to net cash provided by operating activities	1,596	1,726
Changes in operating assets and liabilities	(2,182)	(2,455)
Net cash generated / used in by operating activities	295	854

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(4,040)	(2,801)
Others	(21)	(25)

Net cash used in investing activities	(4,061)	(2,825)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	3,311	(652)
Net cash generated / used in by financing activities	3,311	(652)

Net decrease in cash and cash equivalents	(455)	(2,624)
Cash and cash equivalents at the beginning of the year	2,767	4,812
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(41)	(36)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(39)	67

Cash and cash equivalents at the end of the period	2,232	2,220

During 1Q20, the Company made capital expenditures for a total of Ps.4,061 million, of which 79% was allocated to the expansion of production capacity of L’Amalí plant. In the 1Q20, cash flow generated by operating activities was Ps.295 million compared to Ps.854 million in 1Q19, explained mainly by a lower profitability during the period and higher working capital needs.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million.

The Company continued with the overall project execution during the quarter. All imported material of the main equipment were received at site. In addition, civil works for main foundations, silos and buildings structures are completed, as well as the supply of local steel structures. Regarding the electromechanical construction, the crusher was tested, the kiln system erection was completed, and the raw and cement mill erection presents good progress.

On March 20, and in compliance with the Decree 297 (COVID-19), the expansion project had been suspended. As of the date of this Earnings Release a permission to re-start works on the project, under strict sanitation protocols, was granted. The company is restarting works on-site, however the impact of the new construction protocol, or other potential measures related to COVID-19 pandemic may provoke additional delays to the startup of the new production line.

1Q20 Earnings Conference Call

When:	10:00 a.m. U.S. ET (11:00 a.m. BAT), May 12, 2020

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Paaword:	Loma Negra Earnings Call

Webcast:	https://services.choruscall.com/links/loma200512YGDo9rmb.html

Replay:
A telephone replay of the conference call will be available between May 12, 2020 at 1:00 pm U.S. E.T. and ending on May 19, 2020. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10143738. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts

Marcos I. Gradin, Chief Financial Officer and Investor Relations

Gastón Pinnel, Investor Relations Manager

+54-11-4319-3050
investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of March 31, 2020 and December 31, 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,	As of December 31,
	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	48,480	48,533
Intangible assets	127	138
Investments	3	3
Goodwill	27	27
Inventories	1,457	1,691
Other receivables	812	612
Right to use assets	418	441
Trade accounts receivable	1	2
Total non-current assets	51,324	51,447
Current assets
Inventories	7,027	5,837
Other receivables	673	668
Trade accounts receivable	2,742	2,967
Investments	1,373	1,099
Cash and banks	859	1,668
Total current assets	12,674	12,238
TOTAL ASSETS	63,998	63,686
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	11,916	11,916
Reserves	12,800	12,800
Retained earnings	4,996	4,139
Accumulated other comprehensive income	297	356
Equity attributable to the owners of the Company	30,008	29,210
Non-controlling interests	2,371	2,405
TOTAL SHAREHOLDERS' EQUITY	32,379	31,615
LIABILITIES
Non-current liabilities
Borrowings	7,031	7,211
Accounts payables	72	150
Provisions	606	611
Other liabilities	51	56
Debts for leases	346	367
Deferred tax liabilities	5,981	5,910
Total non-current liabilities	14,088	14,304
Current liabilities
Borrowings	9,763	5,969
Accounts payable	6,041	9,771
Advances from customers	236	208
Salaries and social security payables	933	1,033
Tax liabilities	365	585
Debts for leases	109	111
Other liabilities	85	90
Total current liabilities	17,532	17,767
TOTAL LIABILITIES	31,619	32,071
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	63,998	63,686

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)

	Three-months ended March 31,
	2020	2019	% Change
Net revenue	7,765	11,034	-29.6%
Cost of sales	(5,399)	(7,853)	-31.2%
Gross profit	2,366	3,182	-25.6%
Selling and administrative expenses	(631)	(929)	-32.1%
Other gains and losses	45	(3)	n/a
Tax on debits and credits to bank accounts	(102)	(165)	-37.9%
Finance costs, net
Exchange rate differences	(170)	(239)	-28.7%
Financial income	16	37	-56.0%
Financial expenses	(426)	(299)	42.5%
Gain (loss) on net monetary position	124	301	-59.0%
Profit before taxes	1,222	1,886	-35.2%
Income tax expense
Current	(270)	(508)	-46.9%
Deferred	(72)	205	n/a
Net profit	881	1,583	-44.4%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	(116)	(14)	727.4%
Total other comprehensive (loss) income	(116)	(14)	727.4%
TOTAL COMPREHENSIVE INCOME	764	1,569	-51.3%
Net Profit (loss) for the period attributable to:
Owners of the Company	857	1,504	-43.0%
Non-controlling interests	23	79	-70.6%
NET PROFIT FOR THE PERIOD	881	1,583	-44.4%
Total comprehensive income (loss) attributable to:
Owners of the Company	798	1,497	-46.7%
Non-controlling interests	(34)	72	n/a
TOTAL COMPREHENSIVE INCOME	764	1,569	-51.3%
Earnings per share (basic and diluted):	1.4383	2.5237	-43.0%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Three-months ended March 31, 2020 and 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	881	1,583
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	341	302
Depreciation and amortization	822	919
Provisions	54	24
Interest expense	384	427
Exchange rate differences	(12)	65
Others	-	(12)
Gain on disposal of Property, plant and equipment	6	-
Changes in operating assets and liabilities
Inventories	(902)	(830)
Other receivables	(188)	(80)
Trade accounts receivable	76	(855)
Advances from customers	30	(0)
Accounts payable	(496)	(270)
Salaries and social security payables	(33)	61
Provisions	(56)	(65)
Tax liabilities	(276)	(157)
Other liabilities	(8)	252
Income tax paid	(205)	(210)
Gain on net monetary position	(124)	(301)
Net cash generated / used in by operating activities	295	854

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	14	10
Payments to acquire Property, plant and equipment	(4,052)	(2,809)
Payments to acquire Intangible Assets	(2)	(1)
Contributions to Trust	(21)	(25)
Net cash used in investing activities	(4,061)	(2,825)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	5,602	368
Interest paid	(814)	(381)
Repayment of borrowings	(1,447)	(613)
Debts for leases	(31)	(26)
Net cash generated / used in by financing activities	3,311	(652)
Net decrease in cash and cash equivalents	(455)	(2,624)
Cash and cash equivalents at the beginning of the period	2,767	4,812
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(41)	(36)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(39)	67

Cash and cash equivalents at the end of the period	2,232	2,220

Table 11: Financial Data by Segment (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2020	%	2019	%
Net revenue	7,524	100.0%	7,132	100.0%
Cement, masonry cement and lime—Argentina	5,787	76.9%	5,172	72.5%
Cement—Paraguay	915	12.2%	703	9.9%
Concrete	468	6.2%	1,186	16.6%
Railroad	742	9.9%	656	9.2%
Aggregates	62	0.8%	126	1.8%
Others	48	0.6%	32	0.4%
Eliminations	(499)	-6.6%	(742)	-10.4%
Cost of sales	4,806	100.0%	4,784	100.0%
Cement, masonry cement and lime—Argentina	3,296	68.6%	3,252	68.0%
Cement—Paraguay	636	13.2%	472	9.9%
Concrete	524	10.9%	1,062	22.2%
Railroad	739	15.4%	587	12.3%
Aggregates	79	1.6%	136	2.8%
Others	31	0.6%	18	0.4%
Eliminations	(499)	-10.4%	(742)	-15.5%
Selling, admin. expenses and other gains & losses	519	100.0%	572	100.0%
Cement, masonry cement and lime—Argentina	446	85.8%	456	79.7%
Cement—Paraguay	31	6.1%	23	4.0%
Concrete	(3)	-0.6%	35	6.2%
Railroad	31	5.9%	45	7.9%
Aggregates	(4)	-0.7%	2	0.3%
Others	18	3.5%	11	2.0%
Depreciation and amortization	393	100.0%	342	100.0%
Cement, masonry cement and lime—Argentina	174	44.3%	179	52.4%
Cement—Paraguay	139	35.4%	105	30.8%
Concrete	17	4.3%	11	3.1%
Railroad	56	14.4%	42	12.2%
Aggregates	5	1.4%	4	1.3%
Others	1	0.3%	1	0.2%
Adjusted EBITDA	2,591	100.0%	2,118	100.0%
Cement, masonry cement and lime—Argentina	2,219	85.7%	1,644	77.6%
Cement—Paraguay	386	14.9%	314	14.8%
Concrete	(36)	-1.4%	99	4.7%
Railroad	28	1.1%	66	3.1%
Aggregates	(7)	-0.3%	(8)	-0.4%
Others	0	0.0%	3	0.1%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	11		1,050
Depreciation and amortization	(822)		(919)
Tax on debits and credits banks accounts	(102)		(165)
Finance costs, net	(456)		(199)
Income tax	(341)		(302)
NET PROFIT FOR THE PERIOD	881		1,583

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 11, 2020	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer